

02006891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wm Smith Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 3030
(No. and Street)

Denver, Colorado 80203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mashell M. Petersen (303)831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600 Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/15/02 SS

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith Securities, Incorporated, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires July 11, 2004


MASHELL M. PETERSEN
NOTARY
PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wm Smith Securities, Incorporated

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2001
Independent Auditor's Report
on Internal Control

INDEX TO FINANCIAL STATEMENTS



HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Denver • Houston • Dallas • Southern California

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith Securities, Incorporated
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith Securities, Incorporated as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith Securities, Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein + Associates LLP

HEIN + ASSOCIATES LLP

Denver, Colorado
January 25, 2002


mri

717 17th Street, Suite 1600
Denver, Colorado 80202-3330
Phone **303-298-9600**
Fax 303-298-8118
www.heincpa.com

Wm SMITH SECURITIES, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,775,703
Securities owned	174,091
Accounts receivable - trade	340,437
Accounts receivable from an affiliate	876,230
Income taxes receivable	67,000
Prepaid expenses	31,763
Note receivable and related accrued interest from affiliate	83,671
Deferred costs related to purchased receivables	648,956
Furniture and fixtures, net of accumulated depreciation of $85,461	61,188
TOTAL ASSETS	$ 4,059,039

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable - trade	$ 74,080
Accounts payable - WSSOR	375,000
Current and deferred income taxes	167,000
Total liabilities	616,080
COMMITMENT AND CONTINGENT LIABILITIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 432,500 shares issued and outstanding	86,500
Retained earnings	3,356,459
Total stockholder's equity	3,442,959
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,059,039

See accompanying notes to these financial statements.

Wm SMITH SECURITIES, INCORPORATED

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 4,049,330
Underwriting income, net	1,137,052
Interest and dividends	87,291
Other	128,924
	5,402,597
GENERAL AND ADMINISTRATIVE EXPENSES	5,027,065
INCOME FROM OPERATIONS	375,532
INCOME TAXES:	
Current	208,577
Deferred	(68,000)
Total income taxes	140,577
NET INCOME	$ 234,955

See accompanying notes to these financial statements.

Wm SMITH SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, January 1, 2001	432,500	$ 86,500	$ 3,121,504	$ 3,208,004
Net income	–	–	234,955	234,955
Balances, December 31, 2001	432,500	$ 86,500	$ 3,356,459	$ 3,442,959

See accompanying notes to these financial statements.

Wm SMITH SECURITIES, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 234,955
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,732
Bad debt expense	(77,003)
Deferred income taxes	(68,000)
Unrealized appreciation on securities held	(17,390)
Changes in operating assets and liabilities:	
Accounts receivable - trade	(144,699)
Prepaid and other assets	(31,763)
Income tax receivable	(22,000)
Deferred costs related to purchased receivables	430,088
Payable to affiliate for purchased receivables	375,000
Accounts payable	(20,161)
Income tax payable	153,000
Net cash used in operating activities	838,759
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	116,559
Sale of investments	(78,665)
Purchases of furniture and fixtures	(12,648)
Advances on receivable to affiliate	(762,636)
Payment on notes receivable from affiliate	86,855
Overpayment of overhead allocation applied to increase receivable from affiliate	(113,594)
Advances on notes receivable to stockholder	(36,371)
Net cash provided by investing activities	(800,500)
INCREASE IN CASH AND CASH EQUIVALENTS	38,259
CASH AND CASH EQUIVALENTS, beginning of year	1,737,444
CASH AND CASH EQUIVALENTS, end of year	$ 1,775,703
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for income taxes	$ 77,200
Cash paid for interest	$ 2,593

See accompanying notes to these financial statements.

Wm SMITH SECURITIES, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – Wm Smith Securities, Incorporated (the Company) is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, and became licensed as a broker/dealer and commenced operations in 1993. The Company is a member of the National Association of Securities Dealers, Inc. The Company provides brokerage services to customers throughout the United States, and acts as an underwriter, both on a participating and primary basis, on securities public offerings and private placements.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain (loss) on investments. Securities owned consist of equity securities of publicly traded companies.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately 7 years. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Deferred Costs Related to Purchased Receivables – The Company purchases receivables from two companies (WSSOR and WSC) owned by the president and sole stockholder of the Company. Research is provided to certain of the Company's customers who have agreed to place specified levels of trades with the Company. The receivable purchased from WSSOR and WSC is generally recorded as a deferred cost, and expensed as the commission income is realized on trades placed by the Company's customers.

Income Taxes – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Commission and Syndication Income – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expenses are recorded in the accounts on trade date. Syndication income is earned when the related underwriting is completed, net of related expenses. Syndication income includes sales concessions, which are recorded on settlement date.

NOTES TO FINANCIAL STATEMENTS

Comprehensive Income – Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income* defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income was equal to its net income for the year ended December 31, 2001.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS:**

Under an arrangement between the Company, WSC and WSSOR, and certain customers, WSC and WSSOR sell research products to these customers who agree to place a specified level of security trades with the Company. WSC purchases the research from third parties and WSSOR has its own research department. The Company purchases certain WSC and WSSOR receivables at a 30% discount. The Company has an agreement with WSC and WSSOR establishing a payment schedule and committing the Company to pay for the receivable. As a result, the Company records a payable to WSC and WSSOR, and an asset (deferred costs related to purchased receivable). The asset is expensed as research costs as the Company recognizes commission revenue from the customer. During the year ended December 31, 2001, the Company paid WSC and WSSOR $1,095,700 and $375,000, respectively, for research provided to these customers. Additionally, the Company received $1,420,326 and $751,587, respectively, in commission revenue from trades placed by customers of WSC and WSSOR. Deferred costs totaling $648,956 related to purchased research will be expensed as the Company receives commission income from these customers.

As of December 31, 2001, the Company had a note receivable from a related party for $36,371. This note receivable accrues interest at 5% and is payable on demand. Accrued interest relating to the related party note receivable at December 31, 2001 was $47,300.

The Company shares all of its employees with WSC, and rents office space on a month-to-month basis from WSC. Direct and shared expenses paid by WSC on behalf of the Company are billed back to the Company. Shared expenses between WSC and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSC and the Company. The Company's allocation of shared expenses totaled $975,255 for the year. The Company overpaid WSC for shared expenses for the year ended December 31, 2001 by $113,594. The Company applied the overpayment to WSC as an increase to the receivable from WSC.

3. **INCOME TAXES:**

The deferred tax liability of $14,000 at December 31, 2001, is primarily related to the use of the cash method of accounting for tax.

4. COMMITMENT AND CONTINGENCIES:

Underwriting Commitments – In the normal course of business, the Company enters into underwriting commitments. Underwriting commitments open at December 31, 2001 totaled $0.

Customer Litigation – The Company is a co-defendant in a purported class action lawsuit in which the class representatives seek rescission for the purchase of securities from the Company in connection with a public offering underwriting syndicate. The Courts have not certified the classes. The Company is unable to estimate the magnitude of its exposure at this time. Additionally, management believes that the Company would be indemnified by the lead underwriters for any future adverse judgments or settlements.

Also the Company has been notified that a former employee of a sister firm filed a claim for payment of commissions. Subsequent to year-end, this claim was settled by the sister firm.

5. MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3 % of aggregate indebtedness, as defined, or $100,000. At December 31, 2001, the Company had a net capital of $1,633,520, which was $1,533,520 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was 37.7% of net capital at December 31, 2001.

6. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK:

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,* the credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, Texas, and California. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commission receivable on trades and amounts due within 90 days from closing on underwriting and note receivables due from WSC. Amounts are expected to be collected in full, and no provision has been made for uncollectible amounts.

SCHEDULE I
Wm SMITH SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity (from statement of financial condition)	$ 3,442,959
Total stockholder's equity qualified for net capital	$ 3,442,959
Deductions -	
Non-allowable assets:	
Receivable from affiliates	959,901
Non-allowable receivable	2,500
Income taxes receivable	67,000
Deferred costs related to purchased receivables	648,956
Furniture and fixtures	61,188
Haircuts on securities	38,131
Prepaid expenses	31,763
	1,809,439
Net capital	$ 1,633,520
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable - trade	$ 74,080
Accounts payable - stockholder	375,000
Deferred income taxes	167,000
Total aggregate indebtedness	$ 616,080
Percentage of aggregate indebtedness to net capital	37.7%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 41,072
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 1,533,520

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2000, does not differ materially from the above presentation.

SCHEDULE II
Wm SMITH SECURITIES, INCORPORATED

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 1999

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Wm Smith Securities, Incorporated
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Wm Smith Securities, Incorporated (the "Company") for the year ended December 31, 2001, on which we have issued our report dated January 25, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,


Hein + Associates LLP

HEIN + ASSOCIATES LLP

Denver, Colorado
February 23, 2001